UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 InterDent, Inc.
                  (formerly Gentle Dental Service Corporation)
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    37245B10
                                 (CUSIP Number)

                                Lindsay Hollister
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000

                                  Craig B. Brod
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 3, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 37245B10                                          Page 2 of ____ Pages


    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) |_|
         (b) |X|

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
         Not applicable

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               |_|

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

                           7    SOLE VOTING POWER

                                See Item 5
   NUMBER OF
     SHARES                8    SHARED VOTING POWER
 BENEFICIALLY
    OWNED BY                    See Item 5
 EACH REPORTING
    PERSON                 9    SOLE DISPOSITIVE POWER
     WITH
                                See Item 5

                           10   SHARED DISPOSITIVE POWER

                                See Item 5

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Item 5

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See Item 5

    14   TYPE OF REPORTING PERSON*

         BK, HC, 00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 1 amends and supplements the Report on
Schedule 13D, originally filed on January 8, 1999 (the "Schedule 13D"), with respect to the shares of common stock, no par value, of Gentle Dental Service Corporation ("GDSC"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

                  All references in the Schedule 13D to Donaldson, Lufkin & Jenrette, Inc. or to the defined term "DLJ", to the extent not otherwise amended by this Amendment No. 1, are hereby amended to refer instead to Credit Suisse First Boston (USA), Inc. and to the defined term "CSFB-USA", respectively.

      Item 1.     Security and Issuer.

                  The response set forth in Item 1 of the Statement is hereby amended as follows:

                  (i) By deleting the first sentence of the response and replacing it with the following sentence after paragraph one:

                  "For purposes of the additional disclosure provided by Amendment No. 1, the class of equity securities described is the common stock, no par value (the "Shares"), of InterDent, Inc., a Delaware corporation ("InterDent"). As more fully described in Item 4, on March 12, 1999, GDSC entered into a transaction with Dental Care Alliance, Inc. ("DCA") as a result of which GDSC and DCA became a wholly-owned subsidiary of InterDent."

      Item 2.     Identity and Background.

                  The response set forth in Item 2 of the Statement is hereby amended as follows:

                  (i) by deleting the first paragraph and replacing it with the following:

                  "This Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

                  The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

                  As of November 3, 2000, CSFBI acquired all of the voting stock of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and the following entities became indirect subsidiaries of CSFBI: (1) Sprout Growth II, L.P., a Delaware limited partnership ("Sprout II"); (2) DLJ Growth Associates II, L.P., a Delaware limited partnership ("Growth LP"); (3) DLJ Growth Associates (II), Inc., a Delaware corporation ("Growth Inc."); (4) Sprout Capital VII, L.P., a Delaware limited partnership ("Sprout VII" (together with Sprout II, the "Sprout Funds")); (5) DLJ Associates VII, L.P., a Delaware limited partnership ("DLJ VII"); (6) DLJ Capital Associates VII, Inc., a Delaware corporation ("DLJCA VII"), (7) Sprout CEO Fund, L.P., a Delaware limited partnership ("Sprout CEO Fund") (8) DLJ First ESC, L.L.C., a Delaware limited liability company ("First ESC") and (9) DLJ Capital Corporation, a Delaware corporation ("DLJCC" (together with the entities listed in (1) through (8) above, the "DLJ Entities"))."

                  (ii) by deleting the twenty-sixth through thirtieth paragraphs and replacing them with the following:

                  "The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. The address of CSG's principal business and principal office is: Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

                  CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own Shares, and such Shares are not reported in this Amendment No.
1. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the CSFB business unit. The CSFB business unit disclaims beneficial ownership of Shares beneficially owned by CSG and any of CSG's and the Bank's other business units.

                  The address of the principal business and office of CSFBI is 11 Madison Avenue, New York, New York 10010."

                  (iii) by deleting the second sentence of the thirty-first paragraph.

                  (iv) by deleting the forty-seventh through forty-ninth paragraphs and replacing them with the following:

                  "The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA and those DLJ Entities that are corporations are set forth on Schedules A through F attached hereto, each of which is incorporated by reference herein.

                  During the past five (5) years none of the Reporting Person, CSFBI, CSFB-USA, the DLJ Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A through F attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws."

Item 4.  Purpose of the Transaction.

                  The response set forth in Item 4 of the Schedule 13D is hereby amended as follows:

                  (i) by adding the following after paragraph 6:

                  "Pursuant to a merger (the "Gentle Dental Merger") of an acquisition subsidiary of InterDent, Inc. with and into Gentle Dental in accordance with the Agreement and Plan of Reorganization and Merger (the "Merger Agreement"), dated as of October 15, 1998, as amended February 3, 1999 and February 9, 1999, by and among InterDent, Wisdom Holdings Acquisition Corp. I, a Delaware corporation, Wisdom Holdings Acquisition Corp., II, a Delaware corporation, and GDSC and DCA, on March 12, 1999, the effective date of the Gentle Dental Merger, (i) each outstanding share of GDSC common stock was converted into the right to receive one share of common stock of InterDent and
(ii) each outstanding share of Series D Preferred Stock, par value $.001 per share, of GDSC was converted into the right to receive one share of Series D Preferred Stock of InterDent (having the same designations and rights with respect to InterDent as the shares of Series D Preferred Stock of GDSC had with respect to GDSC). In addition, in connection with the Gentle Dental Merger, the Notes were amended to provide that in each instance in which the Notes were convertible into shares of GDSC common stock the Notes instead shall be convertible into the same number of shares of common stock of InterDent."

      Item 5.     Interest in Securities of the Issuer.

                  The response set forth in (a) and (b) of Item 5 of the
Schedule 13D is hereby amended as follows:

                  (i) by inserting before the first paragraph the words, "The information set forth in the first paragraph below is presented as of December 30, 1998."

                  (ii) by deleting the seventh and eighth paragraphs and replacing them with the following:

                  "As of the date of this Amendment No. 1 Sprout II directly holds 648,797 Shares, Series D Preferred Stock convertible into an additional 149,472 Shares and Notes convertible into an additional 486,746 Shares and has the shared power to vote and direct the disposition of all such Shares, Series D Preferred Stock and Notes.

                  As of the date of this Amendment No. 1 Sprout VII directly holds 793,610 Shares, Series D Preferred Stock convertible into an additional 182,833 Shares and Notes convertible into an additional 588,210 Shares and has the shared power to vote and direct the disposition of all such Shares, Series D Preferred Stock and Notes.

                  As of the date of this Amendment No. 1 Sprout CEO Fund directly holds 9,218 Shares, Series D Preferred Stock convertible into an additional 2,124 Shares and Notes convertible into an additional 6,833 Shares and has the shared power to vote and direct the disposition of all such Shares, Series D Preferred Stock and Notes.

                  As of the date of this Amendment No. 1 DLJCC directly holds 32,150 Shares, Series D Preferred Stock convertible into an additional 7,601 Shares and Notes convertible into an additional 24,453 Shares and has the shared power to vote and direct the disposition of all such Shares, Series D Preferred Stock and Notes.

                  As of the date of this Amendment No. 1 First ESC directly holds 160,750 Shares, Series D Preferred Stock convertible into an additional 38,003 Shares and Notes convertible into an additional 122,264 Shares and has the shared power to vote and direct the disposition of all such Shares, Series D Preferred Stock and Notes.

                  As a result of the holdings of InterDent's securities described above, the Reporting Person may be deemed to beneficially own indirectly 3,253,064 Shares, representing 12.7% of the outstanding Shares."

                  The response set forth in (c) of Item 5 of the Schedule 13D is hereby deleted and replaced by the following:

                  "No transactions in the Shares of, the Series B Stock or warrants to acquire Shares have been effected since September 4, 2000 by the Reporting Person, CSFBI, CSFB-USA or the DLJ Entities."

      Item 6.     Material to be filed as Exhibits.

                  The response set forth in Item 7 of the Schedule 13D is hereby amended as follows:

                  References to Schedules A through K are hereby deleted and Exhibits A through C are hereby deleted.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  December 14, 2000

                                 Credit Suisse First Boston, acting solely
                                     on behalf of the Credit Suisse First
                                     Boston business unit.

                                 By: /s/ Lindsay Hollister
                                     ------------------------------
                                     Name: Lindsay Hollister
                                     Title: Director

                                    SCHEDULES

                  Schedules D through K are hereby deleted in their entirety and replaced with the following:


                                                                      Schedule D

                        Directors and Executive Officers

                                       of

                     Credit Suisse First Boston (USA), Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB-USA. The business address of the CSFB-USA is 11 Madison Avenue, New York, New York 10010.


Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------
Joe L. Roby                             11 Madison Avenue              Chairman, Credit Suisse First      USA
Board Member                            New York, NY 10010             Boston business unit

Allen D. Wheat                          11 Madison Avenue              Chairman of the Executive Board    USA
President and Chief                     New York, NY 10010             and President and Chief
Executive Officerand                                                   Executive Officer, Credit Suisse
Board Member                                                           First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Anthony F. Daddino                      11 Madison Avenue              Chief Administrative Officer,      USA
Chief Financial and Administrative      New York, NY 10010             Credit Suisse First Boston
Officer and Board Member                                               business unit

Brady W. Dougan                         11 Madison Avenue              Head of Equities, Credit Suisse    USA
Division Head-Equities and Board        New York, NY 10010             First Boston business unit
Member

D. Wilson Ervin                         11 Madison Avenue              Head of Strategic Risk             USA
Head of Strategic Risk Management       New York, NY 10010             Management, Credit Suisse First
                                                                       Boston business unit

David C. Fisher                         11 Madison Avenue              Chief Accounting Officer, Credit   USA
Chief Accounting Officer                New York, NY 10010             Suisse First Boston business unit

Gates H. Hawn                           11 Madison Avenue              Head of Financial Services,        USA
Head of Financial Services Group        New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Stephen A. M. Hester                    11 Madison Avenue              Head of Fixed Income, Credit       USA
Division Head-Fixed Income              New York, NY 10010             Suisse First Boston business unit
and Board Member

Hamilton E. James                       11 Madison Avenue              Co-Head of Investment Banking,     USA
Division Co-Head-Investment             New York, NY 10010             Credit Suisse First Boston
Banking and Board Member                                               business unit

Christopher G. Martin                   11 Madison Avenue              Head of Technology, Operations     USA
Head of Technology, Operations          New York, NY 10010             and Finance, Credit Suisse First
and Finance                                                            Boston business unit

Joseph T. McLaughlin                    11 Madison Avenue              Executive Vice President, Legal    USA
General Counsel and Board Member        New York, NY 10010             and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit

Garrett M. Moran                        11 Madison Avenue              Head of Private Equity, Credit     USA
Division Head of Private Equity         New York, NY 10010             Suisse First Boston business unit

Robert C. O'Brien                       11 Madison Avenue              Head of Private Equity, Credit     USA
Chief Credit Officer                    New York, NY 10010             Suisse First Boston business unit

Richard E. Thornburgh                   11 Madison Avenue              Vice-Chairman of the Executive     USA
Division Head-Finance,                  New York, NY 10010             Board and Chief Financial
Administration and Operations                                          Officer, Credit Suisse First
and Board Member                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Charles G. Ward, III                    11 Madison Avenue              Co-Head of Investment Banking,     USA
Division Co-Head-Investment             New York, NY 10010             Credit Suisse First Boston
Banking and Board Member                                               business unit

Lewis H. Wirshba                        11 Madison Avenue              Treasurer, Credit Suisse First     USA
Treasurer                               New York, NY 10010             Boston business unit

Robert M. Baylis                        11 Madison Avenue              Member of the Board of Directors   USA
Board Member                            New York, NY 10010             for various unaffiliated
                                                                       companies and organizations

Philip K. Ryan                          11 Madison Avenue              Member of the Executive Board      USA
Board Member                            New York, NY 10010             and Chief Financial Officer,
                                                                       Credit Suisse Group

Maynard J. Toll, Jr.                    11 Madison Avenue              Retired investment Banker;         USA
Board Member                            New York, NY 10010             Chairman, Edmund S. Muskie
                                                                       Foundation; President, Nelson &
                                                                       Toll Properties, Ltd.

                                                                      Schedule E

                        Directors and Executive Officers

                                       of

                        Credit Suisse First Boston, Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFBI. The business address of the CSFBI is 11 Madison Avenue, New York, New York 10010.


Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------
Joe L. Roby                             11 Madison Avenue              Chairman, Credit Suisse First      USA
Board Member                            New York, NY 10010             Boston business unit

Allen D. Wheat                          11 Madison Avenue              Chairman of the Executive Board    USA
President and Chief Executive           New York, NY 10010             and President and Chief
Officer and Board Member                                               Executive Officer, Credit Suisse
                                                                       First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Anthony F. Daddino                      11 Madison Avenue              Chief Administrative Officer,      USA
Chief Administrative Officer            New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Brady W. Dougan                         11 Madison Avenue              Head of Equities, Credit Suisse    USA
Division Head-Equities and              New York, NY 10010             First Boston business unit
Board Member

D. Wilson Ervin                         11 Madison Avenue              Head of Strategic Risk             USA
Head of Strategic Risk Management       New York, NY 10010             Management, Credit Suisse First
                                                                       Boston business unit

David C. Fisher                         11 Madison Avenue              Chief Accounting Officer, Credit   USA
Chief Accounting Officer                New York, NY 10010             Suisse First Boston business unit

Gates H. Hawn                           11 Madison Avenue              Head of Financial Services,        USA
Head of Financial Services Group        New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Stephen A. M. Hester                    11 Madison Avenue              Head of Fixed Income, Credit       USA
Division Head-Fixed Income and          New York, NY 10010             Suisse First Boston business unit
Board Member

Hamilton E. James                       11 Madison Avenue              Co-Head of Investment Banking,     USA
Division Co-Head-Investment             New York, NY 10010             Credit Suisse First Boston
Banking and Board Member                                               business unit

Christopher G. Martin                   11 Madison Avenue              Head of Technology, Operations     USA
Head of Technology, Operations          New York, NY 10010             and Finance, Credit Suisse First
and Finance                                                            Boston business unit

Joseph T. McLaughlin                    11 Madison Avenue              Executive Vice President, Legal    USA
General Counsel and Board Member        New York, NY 10010             and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit

Robert C. O'Brien                       11 Madison Avenue              Chief Credit Officer, Credit       USA
Chief Credit Officer                    New York, NY 10010             Suisse First Boston business unit

Richard E. Thornburgh                   11 Madison Avenue              Vice-Chairman of the Executive     USA
Chief Financial Officer and             New York, NY 10010             Board and Chief Financial
Board Member                                                           Officer, Credit Suisse First
                                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Charles G. Ward, III                    11 Madison Avenue              Co-Head Investment Banking,        USA
Division Co-Head-Investment             New York, NY 10010             Credit Suisse First Boston
Banking and Board Member                                               business unit

Lewis H. Wirshba                        11 Madison Avenue              Treasurer, Credit Suisse First     USA
Treasurer                               New York, NY 10010             Boston business unit

Garret M. Moran                         11 Madison Avenue              Head of Private Equity, Credit     USA
Head of Private Equity                  New York, NY 10010             Suisse First Boston business unit



                                                                      Schedule F

                 Executive Board Members and Executive Officers

                                       of

                             the CSFB business unit

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB business unit. The business address of the CSFB business unit is 11 Madison Avenue, New York, New York 10010.


Name and Title                        Business Address                 Principal Occupation               Citizenship
--------------                        ----------------                 --------------------               -----------
Allen D. Wheat                        11 Madison Avenue                Chairman of the Executive Board    USA
Chairman                              New York, NY 10010               and President and Chief
                                                                       Executive Officer, Credit Suisse
                                                                       First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Brady W. Dougan                       11 Madison Avenue                Head of Equities, Credit Suisse    USA
Board Member                          New York, NY 10010               First Boston business unit

Stephen A.M. Hester                   11 Madison Avenue                Head of Fixed Income, Credit       United Kingdom
Board Member                          New York, NY 10010               Suisse First Boston business unit

David C. Mulford                      One Cabot Square                 Chairman International, Credit     United Kingdom
Board Member                          London, England                  Suisse First Boston
                                      E14 4QJ

Stephen E. Stonefield                 One Raffles Link                 Chairman of Pacific Region,        USA
Board Member                          Singapore                        Credit Suisse First Boston

Charles G. Ward, III                  11 Madison Avenue                Co-Head of Investment Banking,     USA
Board Member                          New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Anthony F. Daddino                    11 Madison Avenue                Chief Administrative Officer,      USA
Board Member                          New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Hamilton E. James                     11 Madison Avenue                Co-Head of Investment Banking,     USA
Board Member                          New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Gates H. Hawn                         11 Madison Avenue                Head of Financial Services,        USA
Board Member                          New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Bennett Goodman                       277 Park Avenue                  Managing Director and Global       USA
Board Member                          New York, NY 10172               Head of Leveraged Finance Fixed
                                                                       Income Division, Credit Suisse
                                                                       First Boston business unit

David S. Moore                        11 Madison Avenue                Deputy Head of Global Equity       USA
Board Member                          New York, NY 10010               Trading, Credit Suisse First
                                                                       Boston business unit

Joe L. Roby                           11 Madison Avenue                Chairman, Credit Suisse First      USA
Board Member                          New York, NY 10010               Boston business unit

Paul Calello                          11 Madison Avenue                Managing Director, Credit Suisse   USA
Board Member                          New York, NY 10010               First Boston and Head of Equity
                                                                       Derivatives and Convertibles Unit

Christopher Carter                    17 Columbus Courtyard            Managing Director, Credit Suisse   United Kingdom
Board Member                          London, England                  First Boston and Chairman,
                                      E14 4DA                          Global Equity Capital Markets
                                                                       and Head of European Investment
                                                                       Banking

James P. Healy                        11 Madison Avenue                Managing Director, Credit Suisse   USA
Board Member                          New York, NY 10010               First Boston and Global Head of
                                                                       Emerging Market Group

John Nelson                           One Cabot Square                 Chairman, Credit Suisse First      United Kingdom
Board Member                          London, England                  Boston Europe Limited
                                      E14 4QJ

Trevor Price                          One Cabot Square                 Managing Director, Credit Suisse   United Kingdom
Board Member                          London, England                  First Boston and Head of
                                      E14 4QJ                          Developed Markets Rates Business
                                                                       in the Fixed Income Division

Richard E. Thornburgh                 11 Madison Avenue                Vice-Chairman of the Executive     USA
Board Member                          New York, NY 10010               Board and Chief Financial
                                                                       Officer, Credit Suisse First
                                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Joseph T. McLaughlin                  11 Madison Avenue                Executive Vice President, Legal    USA
Board Member                          New York, NY 10010               and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit